Exhibit (d)(4)(i)

AMENDED SCHEDULE A

with respect to the

SUB-ADVISORY AGREEMENT

between

VOYA INVESTMENTS, LLC

and

CBRE CLARION SECURITIES LLC

Series	Annual Sub-Adviser Fees(1) (as a percentage of average daily net assets)
Voya Real Estate Fund	0.400% on the first $200 million of assets; 0.350% on the next $550 million of assets; 0.300% on the next $250 million of assets; and 0.250% thereafter

(1)         For purposes of calculating fees under this Agreement, the assets of the Series shall be aggregated with the assets of Voya Global Real Estate Fund and Voya International Real Estate Fund, each a series of Voya Mutual Funds, which are not parties to this Agreement.  The aggregated assets will be applied to the above schedule and the resulting fee shall be prorated back to each Series and its respective Manager based on relative net assets.